555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
July 15, 2011	Doha	Riyadh
	Dubai	Rome
VIA EDGAR CORRESPONDENCE	Frankfurt	San Diego
	Hamburg	San Francisco
Tia Jenkins	Hong Kong	Shanghai
Senior Assistant Chief Accountant	Houston	Silicon Valley
Office of Beverage, Apparel and Health Care Services	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street N.E.	Milan
Washington, D.C. 20549

Re:	Intertape Polymer Group Inc. Form 20-F for fiscal year ended December 31, 2010 Filed March 31, 2011 File No. 001-10928

Dear Ms. Jenkins,

On behalf of our client, Intertape Polymer Group Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated June 16, 2011, to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). For your convenience, we have set forth each of the Staff’s comments immediately preceding our response.

Form 20-F

Notes to Consolidated Financial Statements, 17 Segment Disclosures, page 49

1.	We note your disclosure that during the third quarter of 2010 you realigned your reporting structure by combining your two segments into one reportable unit and the operating results of this one segment is reviewed by the chief operating decision maker. This disclosure appears to be inconsistent with the disclosure presented on page 39 of Management’s Discussion and Analysis and in your press release for the 4th quarter results filed in a Form 6-K on March 23, 2011 which includes a detailed discussion of the results of operations for T&F Division and the ECP Division. Please provide us with a detailed discussion of your consideration of the guidance in FASB ASC 280-10-50.

July 15, 2011

Response:

As the Company indicated on the cover page of its annual report on Form 20-F for fiscal year ended December 31, 2010, the Company follows an “Other” basis of accounting, Canadian generally accepted accounting principles (“Canadian GAAP”) and has elected to furnish financial statements under Item 17 of Form 20-F rather than under Item 18. As required under Item 17, the Company has provided reconciliation for all differences in measurement and recognition between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) in Note 21 to its consolidated financial statements as at and for the year ended December 31, 2010. Unlike Item 18 of Form 20-F, Item 17 does not require an issuer to provide segment information in compliance with FASB ASC 280. See Division of Corporation Finance Financial Reporting Manual, Section 6520.1(b). The applicable standard under Canadian GAAP is Section 1701, Segment Disclosures (“Section 1701”) in the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”).

Similar to U.S. GAAP, Canadian GAAP requires a company to report each operating segment that exceeds certain quantitative thresholds. Paragraph 10 of Section 1701 defines an “operating segment” as a component of an enterprise:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker [(the “CODM”)] to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

A central principle of Section 1701, referred to as the “management approach,” is that, although financial information can be disaggregated in multiple ways, financial statements should report financial information on a basis that reflects a company’s internal structure and organization. See Section 1701 ¶¶ 3-4.

During 2010, the Company initiated significant changes, reorganizing its operational structure in a manner that affected its segment reporting and related disclosures. Prior to July 6, 2010, the Company operated two distinct divisions: Tapes and Films (“T&F”) and Engineered Coated Products (“ECP”). Each of the T&F and ECP Divisions had a Divisional

July 15, 2011

President who performed the function of a segment manager, as defined in paragraph 14 of Section 1701, and maintained regular contact with the Executive Director of the Company (who then served as the Company’s CODM) to discuss operating activities, financial results, forecasts, and plans for his segment. Each of the Divisional Presidents, in conjunction with the Executive Director, also oversaw and managed allocation of his division’s resources. These resources included dedicated sales teams, manufacturing leadership, supply chain management, research and development, marketing, and other functions. Each of the two Divisions had separate and distinct organizations related to these functions that reported directly to the Division Presidents. During this time, decisions regarding resource allocation and performance assessment were made on a division-specific basis.

During the summer of 2010, the Company decided to reorganize its operations in order to better implement company-wide strategies. In July 2010, the Company underwent a comprehensive organizational restructuring, concentrating responsibilities functionally on an enterprise-wide basis, rather than by operating division. Gregory Yull, who had previously been the Divisional President of T&F, was appointed President and CEO of the Company on June 8, 2010, and Jim Bob Carpenter, former Divisional President of ECP, was appointed Senior Vice President of Global Sourcing for the Company in July 2010.

As CEO, Mr. Yull assumed the responsibilities of the CODM and, in July 2010, eliminated the Divisional President positions, which had previously functioned as segment managers within the meaning of paragraph 14 of Section 1701. To structure the operations on a functional basis across the enterprise, the Company created new roles, including Senior Vice Presidents responsible for company-wide supply chain, marketing, research and development, sales, and manufacturing operations. Since the reorganization, Mr. Yull has made decisions on an enterprise-wide basis with respect to performance assessment, resource allocation, sales, marketing, operations, procurement and finance. The Company no longer has Divisional Presidents or other personnel who serve as segment managers, and these types of decisions are no longer made at the divisional level.

Following the Company’s reorganization and ongoing transition to IFRS, the Company reevaluated its disclosure obligations under Section 1701, determined that reporting a single segment would most accurately reflect the Company’s new organizational and operational realities, and provided corresponding disclosure in its financial statements. However, because the Company’s financial reporting system was still capable of segregating the legacy reporting information, the Company disclosed such additional information on the Form 20-F solely to provide investors with information comparable to that previously disclosed. On page 15 of the Management Discussion & Analysis (“MD&A”) section of the Form 20-F, the Company emphasized the supplemental nature of the information:

“As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level. However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.”

July 15, 2011

The Company made a similar disclosure on page 7 of the MD&A section accompanying the unaudited interim consolidated financial statements, furnished on Form 6-K on November 3, 2010, and included similar language in the Company’s press release of March 23, 2011 furnished on Form 6-K.

As required by paragraph 36 of Section 1701, the Company retrospectively presented the items of segment information for the fiscal years ended December 31, 2009 and December 31, 2008 and disclosed that fact in Note 17 to the Company’s consolidated financial statements for the year ended December 31, 2010. The Company also retrospectively presented the same items and made equivalent disclosures in Note 12 to its unaudited consolidated interim financial statements for the nine months ended September 30, 2010 furnished on Form 6-K on November 3, 2010, as required by paragraph 14(e)(viii) of CICA Handbook Section 1751, Interim Financial Statements.

The Company believes that the presentation of a single reportable segment most accurately reflects its new organizational and operational structures and the CODM’s approach to enterprise-level decision-making. However, until the required changes are made to the Company’s financial accounting system to fully convert the reporting to the functional structure, the Company plans to continue reporting information externally along the previous Division lines. The many changes to the internal reports are expected to be time-consuming and the Company resources are currently devoted to the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”), required in 2011. In addition, the transition from Canadian GAAP to IFRS will itself require significant investor resources to understand, leading the Company to conclude that providing consistent and comparable disclosure in a time of such change was important.

The Company respectfully submits that supplemental disclosure of financial information along previous divisional lines is expressly permitted under paragraph 7 of Section 1701, which states that “[n]othing in this Section is intended to discourage an enterprise from disclosing additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise.” Particularly in light of the transition from Canadian GAAP to IFRS, the Company respectfully submits that the presentation of T&F and ECP information, consistent with the Company’s historical reporting, represented supplemental information that “may contribute to an understanding of the enterprise,” consistent with paragraph 7 of Section 1701.

July 15, 2011

*        *        *         *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are separately enclosing a letter from Gregory A. C. Yull, Chief Executive Officer of the Company, and Bernard J. Pitz, Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the foregoing matters. We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Jessica R. Munitz at (202) 637-3337.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Gregory A. C. Yull, Chief Executive Officer

Bernard J. Pitz, Chief Financial Officer

    Intertape Polymer Group Inc.

J. Gregory Humphries

    Shutts & Bowen LLP